UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 17, 2016

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis focuses Pharmaceuticals Division by creating two business units, Novartis Pharmaceuticals and Novartis Oncology; appoints leaders to the Executive Committee of Novartis

•	Paul Hudson appointed CEO, Novartis Pharmaceuticals, and Bruno Strigini appointed CEO, Novartis Oncology; David Epstein to leave Novartis

•	Paul Hudson and Bruno Strigini appointed to the Executive Committee of Novartis

•	Novartis Pharmaceuticals and Novartis Oncology will form the Innovative Medicines Division at Novartis

Basel, May 17, 2016 – Novartis announced today changes to focus its Pharmaceuticals Division by creating two business units reporting to the CEO: Novartis Pharmaceuticals and Novartis Oncology. These business units will form the Innovative Medicines Division at Novartis. The leader of each business will join the Executive Committee of Novartis (ECN) effective July 1, 2016. Paul Hudson will be appointed CEO, Novartis Pharmaceuticals and Bruno Strigini will become CEO, Novartis Oncology. Both will report directly to Joseph Jimenez, CEO of Novartis. With these changes, David Epstein, currently Division Head and CEO, Novartis Pharmaceuticals, has decided to leave Novartis.

The new structure reflects the importance of oncology to Novartis following the successful integration of the oncology assets acquired from GSK. Novartis expects this change to help drive our growth and innovation strategy, with an increased focus and improved execution for both the Novartis Oncology and Novartis Pharmaceuticals business units.

Paul Hudson, currently Executive Vice President, North America and member of the Executive Committee, AstraZeneca, will join Novartis and lead Novartis Pharmaceuticals. Prior to his role in North America, Paul Hudson served as the leader of AstraZeneca’s Japanese business. Novartis Pharmaceuticals will include the franchises Neuroscience, Ophthalmology, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines. Mr. Hudson has broad pharmaceutical industry experience and in particular in cardiovascular and immunology, which complement Novartis’ major product launches. He will be based at the global headquarters of the Innovative Medicines Division and the Novartis Pharmaceuticals business unit, which will be in Basel, Switzerland.

Bruno Strigini, currently Head of Novartis Oncology, will lead the Novartis Oncology business unit, comprised of the franchises Oncology and Cell and Gene Therapies. Mr. Strigini joined Novartis in 2014 from Merck & Co. to lead the oncology business and was instrumental in the successful integration of the oncology assets acquired from GSK. He will be based at the global headquarters of the Innovative Medicines Division and the Novartis Oncology business unit which will be in Basel, Switzerland.

David Epstein, currently Division Head and CEO of Novartis Pharmaceuticals, has decided to leave Novartis and explore new challenges from the US. “We would like to thank David for his substantial contribution to the development and growth of Novartis and its people over many years. He built our leading Oncology business and over the last six years has steered our Pharmaceuticals Division through a period of excellence in innovation, execution and improved financial results. Over the course of his career he and his teams have been responsible for leading the development and commercialization of an industry leading number of new medicines including groundbreaking therapies such as Glivec®, Gilenya®, Cosentyx® and Entresto™. I want to express my personal appreciation for all David has done for Novartis and patients and wish him continued success,” said Joe Jimenez, CEO of Novartis.

From July 1, 2016 Novartis will continue to have three focused, customer-facing divisions: Innovative Medicines (formerly the Novartis Pharmaceuticals division), which will include the Novartis Pharmaceuticals and Novartis Oncology business units; Sandoz, the generics and biosimilar division, which includes the Retail Generics, Anti-Infectives and Biopharmaceuticals franchises; and Alcon, the eye care devices division, which includes the Surgical and Vision Care franchises. The divisions will be supported by Novartis Institutes for BioMedical Research, Global Drug Development and Novartis Operations, which includes Technical Operations and Novartis Business Services.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “to leave,” “will,” “to focus,” “expect,” or similar terms, or by express or implied discussions regarding the potential impact of the creation of the Pharmaceuticals and Oncology business units within our Innovative Medicines Division, or of the announced changes in leadership. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the creation of the Pharmaceuticals and Oncology business units within our Innovative Medicines Division, or the announced changes in leadership will have any particular impact on Novartis. In particular, management’s expectations could be affected by, among other things, the uncertainties inherent in research and development, including unexpected research or clinical trial results and additional analysis of existing data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain proprietary intellectual property protection; general economic and industry conditions; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings; unexpected safety, quality or manufacturing issues; general economic and industry conditions, including uncertainties regarding future global exchange rates; uncertainties regarding potential significant breaches of data security or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2015, the Group achieved net sales of USD 49.4 billion, while R&D throughout the Group amounted to approximately USD 8.9 billion (USD 8.7 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Paul Barrett Novartis External Communications +41 61 324 5224 (direct) +41 79 797 8137 (mobile) paul.barrett@novartis.com	Eric Althoff Novartis Global Media Relations +1 212 830 2408 (direct) +1 646 438 4335 (mobile) eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Pulik	+1 212 830 2448
Thomas Hungerbuehler	+41 61 324 8425	Sloan Pavsner	+1 212 830 2417
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 17, 2016	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting